Exhibit (a)(1)(G)
Reviewing participant login information on the Admin Panel:
Admin Panel — Eligible Participant:
If user is looking to reset, change or unlock their password CSR can look up participant by their employee id or name. Scroll to the right and open the “Show Password” link. Once there you can update participants password or activate existing password.
Before resetting, changing, re-activate participant password for security CSR MUST verify participant mailing address and email address, you can find this information under the “View Detail” link which is next to “Show Password” link.
Admin Panel — Site Management:
On the Admin Panel open the Reset Password Link, this will allow the CSR to view user name, D.O.B. and security question. If participant is looking to reset their password CSR can hit the reset password button and email NEW password to participant:
If employee has previously logged on, please ask them for the following information.
1.	D.O.B &Answer to their security question they selected
2.	If the participant can answer their security question (sample listed above) above you can reset their password by clicking the Reset Password button on the page and email it to the participant email we have on file which is also provided on this page.
3.	Should the participant not know their “User Id and Password” as long as they can provide a valid email address and we have it on file you can provide them their login information via email with the information provided on the participant details page. Please DO NOT email to an address other then what we have on file for the participant.
4.	Only at the request from Sallie Mae via email can we “Block” a participant’s access to the portal.
Participant Portal:
With users login credentials you can login into the portal to assist them with the navigations. Below is a screenshots of the various screens CSR is not to provide any financial or exchange election guidance should participant request that type of help.
Login Screen:
Educate: This is where all the Exchange program documents will be found:
My Election link: This is the page where user will make their election, use the break even calculator and view their new grant agreement and plan documents.
Break Even Calculator Link:
Click Wrap Step 1:

Option Exchange — Break Even Calculator: Step 2
     User Inbound Calls — Additional Information:
1.	Greet caller with general greeting
2.	If caller has a question you feel is outside of the “Option Exchange Program” and cannot find anything in the FAQs to assist caller, take a detailed messages: Name, Number, Time of call and Details of the call/question and email to the following contacts:
kzedack@globalshares.com and @salliemae.com
If it is the caller first time on website and they need assistance making their election, guide them through the log in process (provided in training and screens shots above). If they cannot access a computer and request you to make election for them, please take a detailed message and forward onto Kzedack@globalshares.com. Let the caller know someone will get back to them as soon as possible to assist them with their request.
Reminder: We can not give caller any advice on how to make their election, refer them to the materials on the website to assist themselves.
Exchange Election Window Opens: May 17th 8:00am- Eastern Daylight Time
Exchange Election Window Closes: June 14th 11:59pm- Eastern Daylight Time